January 10, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Abby Adams
Angela Connell
Celeste Murphy
Li Xiao

Re:	Polyrizon Ltd.

Amendment No. 2 to

Registration Statement on Form F-1

Filed December 19, 2022

File No. 333-266745

Ladies and Gentlemen

On behalf of Polyrizon Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated December 23, 2022, relating to the above referenced Registration Statement on Form F-1 (CIK No. 0001893645) filed by the Company on December 19, 2022 (the “Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR amendment number 3 to the Registration Statement (“Amendment No. 3”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via email a copy of this letter and Amendment No. 3 marked to indicate changes from the Registration Statement.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form F-1

Cover Page

1.	In your Explanatory Note following the registration statement cover page, you list the differences between the two documents. We note the following:

●	Revise the Resale Prospectus cover page to include the material information about the initial public offering.

●	Clarify the statement on the Resale Prospectus cover page that “[t]he Selling Shareholder are offering their securities in order to create a public trading market for our equity securities in the United States.”

●	You state that the Resale Prospectus deletes the Principal Shareholder section and replaces it with a Selling Shareholder section. Revise both the Public Offering Prospectus and the Resale Prospectus to include both tables. Refer to Item 4.a. of Form F-1 and Items 7.A. and 9.D. of Form 20F.

●	We note the deleted disclosure on page 134 regarding Eligibility of Restricted Shares for Sale in the Public Market, and the following disclosure regarding lock up agreements and Rule 144. Revise to quantify the shares subject to lock up agreements, as you previously disclosed, and provide similar disclosure in the selling shareholder prospectus.

Response: In response to the first bullet of the Staff’s comment, the Company has revised its disclosure on the cover page of the Resale Prospectus to include the material information about the initial public offering.

In response to the second bullet of the Staff’s comment, the Company respectfully notes that it is registering the shares held by the Selling Shareholders in order in order to create a public trading market for its equity securities, which is consistent with, and in order to comply with, the financial and liquidity requirements of the Nasdaq Capital Market under the Equity Standard of Nasdaq Listing Rule 5550(b)(1) which, among others, requires a market value of unrestricted publicly held shares (“Public Float”) of at least $15 million. Since the initial public offering is less than $15 million, the Company is registering the shares held by the Selling Shareholders in order to have a Public Float that complies with Nasdaq’s listing rules.

In response to the third bullet of the Staff’s comment, the Company has revised its disclosure on (i) page 136 of the Public Offering Prospectus to include the Selling Shareholders section from the Resale Prospectus and (ii) page Alt-1 of the Resale Prospectus to include the Principal Shareholders section from the Public Offering Prospectus.

In response to the fourth bullet of the Staff’s comment, the Company has revised its disclosure on (i) page 134 of the Public Offering Prospectus and (ii) page Alt-6 of the Resale Prospectus, to clarify the shares subject to lock up agreements.

Prospectus Summary, page 1

2.	We note the revisions to the summary risk factors. Revise the summary risk factors to briefly summarize the risks associated with the statements made, such as the disclosure you eliminated in this amendment. For example, on page 5, briefly explain the risks associated with your dependence on your C&C product candidates, the fact that your C&C and T&T technologies are novel technologies, and that you are subject to U.S. federal and state healthcare laws.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 5 to 8 of Amendment No. 3 to reverse the revisions made to the summary risk factors, including in order to briefly explain the risks associated with its dependence on its C&C product candidates, the fact that its C&C and T&T technologies are novel technologies, and that it is are subject to U.S. federal and state healthcare laws.

3.	We note the revised disclosure regarding PL-15 and PL-16, which you plan to submit for approval pursuant to a De Novo classification request. You state preclinical safety trials are scheduled for the second quarter of 2023 for each. Clarify if you have or will need to submit an Investigational Device Exemption (IDE) in order to conduct the trial, and if so, your planned time frame for doing so.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 74 of Amendment No. 3 to include a discussion of the Company’s intention to file an IDE in the future.

Certain Relationships and Related Party Transactions

Private Placements of our Securities, page 124

4.	We note the disclosure here regarding the private placements, including the SAFEs. Revise to disclose the exemption relied up for the transactions listed in this section. Revise the discussion of the SAFEs to summarize all material terms of the agreements.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 125 of Amendment No. 3 to disclose the exemption relied upon for the transactions listed in the “Private Placements of our Securities” section and to summarize all material terms of the SAFEs.

Exhibit Index, page II-5

5.	We reissue comment 6. We note the added footnote to the Exhibit Index that portions of the indicated exhibit have been omitted; however, no exhibits have the notation corresponding to that footnote. Also, file the revised exhibits, each with the required legend.

Response: In response to the Staff’s comment, the Company has revised the Exhibit Index to indicate which exhibits have had portions omitted. In addition, the Company would like to respectfully draw the Staff’s attention to Exhibit 10.5 and Exhibit 10.6, which were filed with the Company’s Amendment No. 1 to Form F-1 on October 6, 2022, that each contain the legend required by Item 601(b)(10)(iv) of Regulation S-K.

General

6.	We note the addition of a selling shareholder prospectus in this amendment. Revise the cover page to disclose the offering price for the selling shareholder shares. Refer to Item 501(b)(3) of Regulation S-K. Tell us why you have included the selling shareholder prospectus where you state the selling shareholder offering will not commence until after the closing of the underwritten offering.

Response: In response to the Staff’s comment, the Company respectfully notes that it has included the selling shareholder prospectus in order comply with the financial and liquidity requirements of the Nasdaq Capital Market under the Equity Standard of Nasdaq Listing Rule 5550(b)(1).

In addition, the Company would like to respectfully draw the Staff’s attention to the disclosure on the cover page of the Resale Prospectus that the Selling Shareholders are not selling their shares in the initial public offering and may sell, only after the Ordinary Shares sold in the Company’s initial public offering by the underwriter have been listed on the Nasdaq Capital Market, all or a portion of the Ordinary Shares from time to time in market transactions through any market on which our Ordinary Shares are then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale.

7.	As it appears the conversion of the SAFE investments pursuant to their terms will not occur until the consummation of the initial public offering, revise to remove the securities issued pursuant to the conversion of the SAFEs from this registration statement.

Response: In response to the Staff’s comment, the Company respectfully notes that it believes that the SAFEs constitute a completed private placement under Section 4(a)(2) of the Securities Act 1933 (the “Securities Act”) prior to its attempt to register the resale of the shares.

Securities Act Section Compliance and Disclosure Interpretations 134.01 and 139.06 provides, in relevant part:

At the time of filing the registration statement, the purchasers in the private placement must be irrevocably bound to purchase the securities subject only to the filing or effectiveness of the registration statement or other conditions outside their control, and the purchase price must be established at the time of the private placement. The purchase price cannot be contingent on the market price at the time of effectiveness of the registration statement.

Pursuant to the SAFEs, the Company will be obligated to issue, and the investors are irrevocably bound to accept, the SAFE shares in exchange for payment made in consideration of the SAFEs at the time that the Company and the underwriters agree upon an initial offering price. The SAFE provides that, immediately prior to the closing of the initial public offering, the number of ordinary shares issuable to each investor is equal to the purchase amount of the SAFE divided by the price per share determined by the Company and the underwriter. The Company maintains that its initial offering price is distinct from “the market price at the time of effectiveness of the registration statement” as contemplated by CD&I 134.01 and 139.06, since the Company actively determines the initial offering price when it signs the underwriting agreement, rather than the price being determined by the market. In fact, the market price for the Company’s shares will only result on the next trading day after the signing of the underwriting agreement, when the Company begins to trade on the Nasdaq (which generally occurs more than 12 hours following the determination of the initial offering price).

8.	Revise the fee table and legal opinions to address the shares being registered for resale by the selling shareholders.

Response: In response to the Staff’s comment, the Company has filed revised Exhibits 107, 5.1 and 23.2.

Sincerely,

/s/ David Huberman

cc:	Tomer Izraeli, Chief Executive Officer

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